SHOWDEO

What is Showdeo?

Delaware Benefit Corporation (B-Corp)

"To improve education for students and educators through the use of technology and collaboration"

Software-as-a-Service

#1 Help make best course materials possible

#2 Help with teacher total compensation

So what's our big idea?

BIG IDEA

Empower professors to create their own **INTERACTIVE** course content that *automatically* comes with tools for **REAL-TIME FEEDBACK** from students, which can tell professors **WHAT'S WORKING, WHAT ISN'T.**

Problem #1

Online education platforms are outclassing traditional higher education in plain sight of students who comfortably use YouTube and other online tools to acquire skills and credentials.

Solution

Help higher ed “catch up”

- Provide better tools than online competition
- Enable interaction with students *inside the content*

Story #1: Students "Speak up"

a problem with timing...

Weekly Planner

Week 1	Cover Material
Week 2	Assign Homework
Week 3	Homework Due
Week 4	Evaluate Homework
Week 5	
Week 6	
Week 7	
Week 8	Midterm

NET RESULT

Finding out about Week 1 Issues in Week 4 is almost too late

Need to get feedback from students

IMMEDIATELY

Problem #2

Lecturers and professors feel underpaid and colleges and universities feel helpless to solve the problem while facing ongoing budgetary pressure.

Solution

Share revenue with faculty and admin by self-publishing them and giving them stores.

Story #2: Professor Pay Cut

Chancellor Issues EO 1100

max of 48 credits of general studies


THE CALIFORNIA STATE UNIVERSITY
OFFICE OF THE CHANCELLOR

BAKERSFIELD
CHANNEL ISLANDS
CHICO
DOMINGUEZ HILLS
EAST BAY
FRESNO
FULLERTON
HUMBOLDT
LONG BEACH
LOS ANGELES
MARITIME ACADEMY
MONTEREY BAY
NORTHRIDGE
POMONA
SACRAMENTO
SAN BERNARDINO
SAN DIEGO
SAN FRANCISCO
SAN JOSÉ
SAN LUIS OBISPO
SAN MARCOS
SONOMA
STANISLAUS

August 23, 2017

MEMORANDUM

TO: CSU Presidents

FROM: Timothy P. White
Chancellor

SUBJECT: General Education Breadth Requirements
Executive Order 1100 Revised August 23, 2017

Attached is a copy of Executive Order 1100 Revised August 23, 2017 relating to the California State University General Education Breadth (CSU GE Breadth) requirements. This policy supersedes Executive Order 1100, which was issued on February 16, 2015. The policy incorporates changes recommended by faculty, students, administrators and the Academic Senate CSU regarding how systemwide GE policy can better: (1) clarify requirements, (2) ensure equitable opportunity for student success, and (3) streamline graduation requirements. Additionally, the revised executive order includes a revised definition for mathematics/quantitative reasoning (CSU GE Breadth Subarea B4), in response to recommendations from a variety of sources.

In accordance with California State University policy, the campus president has the responsibility for implementing executive orders where applicable and for maintaining the campus repository and index for all executive orders.

If you have questions regarding this executive order please contact the Academic Programs and Policy department at APP@calstate.edu or 562-951-4603.

TPW/clm

Attachments

c: CSU Office of the Chancellor Leadership
Dr. Christine Miller, Chair, Academic Senate CSU
Provosts/Vice Presidents for Academic Affairs
Associate Provosts/Associate Vice Presidents for Academic Affairs
Articulation Officers
Deans of Undergraduate Studies
Directors of Admissions and Records
Directors of General Education

401 GOLDEN SHORE • LONG BEACH, CALIFORNIA 90802-4210 • (562) 951-4700 • FAX (562) 951-4986

CONSEQUENCE

4 credits → 3 credits

Many classes that were 4 credits become 3 credits to retain learning outcomes

NET EFFECT

Pay Cut

Significant pay cut for professors teaching those many affected classes

KILLER FEATURE: THE LOOP™


Start Here
The Professor writes or updates textbooks + materials from any device
The Professor publishes his or her courses on his or her own branded site
Students use browser or mobile readers to interact with the materials
...and can ask The Professor questions
...and make comments that only The Professor sees
...and post questions and comments to other students
...and can provide ratings feedback for each section
The Professor run reports on ratings and activity to see what's happening as it's happening
#####
#########
#########
#########
THE PROFESSOR
THE STUDENTS

Competition


Paid
thinkific
Udemy
zyBooks
SKILLSHARE
WizIQ
Teachers Pay Teachers
coursera
Independent
Institutional
SHOWDEO
YouTube
edX
Free

Market Size

* **750K** of 1.5M are lecturers

1.5M*

PROFESSORS
@ 5,300 US colleges and universities
Total Available Market

300K

@ PUBLIC INSTITUTIONS
with potential fiscal restriction
Serviceable Available Market

15K

USERS
Professors who signup
Share of Market

Revenue Model

Professors require that
each student pays a fee for each class

15K → **2.25M** → **$9** → **$75M**

PROFESSOR USERS
Share of Market

STUDENT CLASSES
6 classes/professor/year
25 students per class

AVG FEE
per student per class

REVENUE
2020-2024

Timeline

Phase 1 — 2017

Alpha

- 1st version of platform in classes
- Reader and Basic Editing tools for 1 prof+students

Phase 2 — Fall 2019, Spring 2020

Beta

- Cloud reader/Editor apps for multiple profs+students
- Basic Interaction and Tracking tools
- Marketing begins for 2020-2021 academic year
- Target public U, comm. College professors

Phase 3 — Fall 2020, Spring 2021

Launch

- Full release of version 1 of cloud and mobile apps
- Expand marketing to all higher ed, publishers
- Revenue begins

Phase 4 — Future

Opportunity & Partnership Seeking

- Pursue new markets, e.g. Gig and Vocational